Exhibit 99.5

December 13 Release

FOR IMMEDIATE RELEASE

THIRD POINT LLC LETTER TO YAHOO! INC. BOARD OF DIRECTORS

NEW YORK, NEW YORK, DECEMBER 13, 2011 – Third Point Demands Release of Yahoo! Inc.’s Process Letters to Interested Buyers and Continues to Oppose Reported Negotiations for “Sweetheart” Deal with Private Equity Firms

About Third Point LLC:  Third Point LLC is an SEC-registered investment adviser headquartered in New York, managing $8.0 billion in assets.  Founded in 1995, Third Point follows an event-driven approach to investing globally.

December 13, 2011

Board of Directors
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
Attention: Mr. Roy Bostock, Chairman

Dear Directors:

Third Point LLC, as the beneficial owner of 5.2% of Yahoo! Inc.’s (“Yahoo”) outstanding shares, remains extremely troubled by news reports regarding the dysfunction and inequity being exhibited in the process of maximizing stockholder value that the Board is allegedly “managing”.  We are disturbed but not surprised by this mismanagement given the history of strategic bungling by Yahoo Board Chairman Roy Bostock and Founder Jerry Yang, which has been chronicled in our previous letters and in numerous critical media and analyst reports.  As significant shareholders with our own fiduciary duties to investors to uphold, we cannot stand by silently if such reports are accurate and Yahoo, a company in no need of cash, plans to engage in a sweetheart PIPE deal which will serve only to entrench Mr. Yang and the current board while massively disenfranchising public shareholders and permanently robbing us of the opportunity to obtain a control premium.

We are not alone in our concerns.  Shareholders, analysts, and the media are questioning the integrity of the process currently underway.  As stewards of our assets you are charged with a duty to place stockholder interests above personal gain or other motives.  In order to allay the concerns and uncertainty permeating the marketplace and provide much needed transparency on the supposed “process” that Yahoo is undertaking, we ask that you immediately make public the letter(s) in which Yahoo invited third parties to make proposals for the Company (the “Process Letters”).  We assume that Yahoo’s Process Letters did not place any artificial restrictions on the proposals that the Yahoo board was willing to consider in its search for strategic alternatives, such as discouraging, or even prohibiting, bids to purchase Yahoo in its entirety.

Of course, we appreciate the need for confidential negotiations, and therefore stockholders need not know at this stage who received the Process Letters.  Rather, stockholders should simply be allowed to see if the Process Letters, which may be published in redacted form, are consistent with the Board’s paramount duty to maximize stockholder value.  Additionally, Third Point does not seek and does not expect to receive material non-public information and thus requests that you file such letters publicly with the Securities and Exchange Commission via Form 8-K with all deliberate speed.

In light of the serious, timely concerns expressed by nearly all Yahoo stakeholders and interested parties, undertaking this action is the only fair and reasonable thing to do.

Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer
Third Point LLC
390 Park Avenue
New York, New York 10022

Media Contact:
Third Point LLC
Elissa Doyle, Managing Director
212.318.3870
edoyle@thirdpoint.com
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